General New York Municipal Bond Fund, Inc.
Statement of Investments
July 31, 2005 (Unaudited)

Long-Term Municipal Investments--98.6%

New York--91.0%	Principal Amount ($)	Value ($)
Buffalo Fiscal Stability Authority,		
Sales Tax and State Aid Secured		
5%, 9/1/2016	3,000,000	3,287,400
Erie County Industrial Development Agency,		
School Facility Revenue		
(City School District of the City of Buffalo Project):		
5.75%, 5/1/2024	2,000,000	2,284,840
5.75%, 5/1/2025	2,000,000	2,284,840
Huntington Housing Authority, Senior Housing Facility Revenue		
(Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000	1,379,576
Islip Resource Recovery Agency, RRR		
5%, 7/1/2013 (Insured; FSA)	2,000,000	2,124,120
Jefferson County Industrial Development Agency, SWDR		
(International Paper Co.) 5.20%, 12/1/2020	2,000,000	2,044,660
Long Island Power Authority, Electric System Revenue		
5.25%, 12/1/2014	3,000,000	3,311,340
Metropolitan Transportation Authority:		
Dedicated Tax Fund		
5.25%, 11/15/2025 (Insured; FSA)	2,000,000	2,163,260
Revenue:		
5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000	4,476,720
5%, 11/15/2021 (Insured; AMBAC)	2,500,000	2,699,250
Transit Facilities:		
5.125%, 7/1/2014		
(Insured; FSA) (Prerefunded 1/1/2012)	1,220,000 a	1,338,621
5.125%, 7/1/2014		
(Insured; FSA) (Prerefunded 7/1/2012)	2,780,000 a	3,065,395
Service Contract		
5.125%, 1/1/2029	1,090,000	1,155,084
Nassau County Industrial Development Agency, IDR		
(Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	4,000,000	4,170,560
New York City:		
5.875%, 8/15/2013 (Prerefunded 8/15/2006)	1,640,000 a	1,717,425
5.875%, 8/15/2013	1,660,000	1,733,704
5.375%, 12/1/2020	1,000,000	1,083,540
5%, 8/1/2021	3,000,000	3,158,850
5.50%, 8/1/2021	2,500,000	2,734,125
5%, 8/1/2022	2,000,000	2,112,040
5.50%, 6/1/2023	1,600,000	1,742,624
5.25%, 8/15/2024	4,000,000	4,277,240
5%, 4/1/2030	3,500,000	3,659,565
5%, 4/1/2035	5,000,000	5,215,950
New York City Housing Development Corp., Revenue:		
Capital Fund Program (New York City Housing Authority		
Program) 5%, 7/1/2025 (Insured; FGIC)	1,200,000	1,277,712
Multi Family Housing 5.25%, 11/1/2030	3,500,000	3,672,480
New York City Industrial Development Agency:		
Civic Facility Revenue		
(College of Aeronautics Project) 5.50%, 5/1/2029	1,600,000	1,617,504
Revenue (Liberty-7 World Trade Center Project)		
6.25%, 3/1/2016	1,000,000	1,065,160
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue:		
5.375%, 6/15/2015	6,000,000	6,610,860
5.75%, 6/15/2031 (Insured; FGIC)		
(Prerefunded 6/15/2009)	2,000,000 a	2,212,160
5.25%, 6/15/2034	2,490,000	2,639,325
5%, 6/15/2037	2,500,000	2,627,175
New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
5.50%, 11/1/2011	2,200,000	2,426,182
6%, 11/15/2013 (Prerefunded 5/15/2010)	760,000 a	861,498
6%, 11/15/2013 (Prerefunded 5/15/2010)	2,240,000 a	2,539,152
5.25%, 2/1/2029	4,000,000	4,318,400
New York State Dormitory Authority, Revenue:		
(Catholic Health Services of Long Island-		
Saint Francis Hospital) 5%, 7/1/2021	3,000,000	3,095,760
(Columbia University):		
5.125%, 7/1/2021	3,630,000	3,951,364
5%, 7/1/2024	2,000,000	2,118,340
Consolidated City University Systems:		
5.35%, 7/1/2009 (Insured; FGIC)	3,000,000	3,212,310
5.75%, 7/1/2013 (Insured; AMBAC)	1,100,000	1,247,532
5.625%, 7/1/2016	2,500,000	2,849,425
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,211,800
5.75%, 7/1/2018	2,500,000	2,897,425
5.75%, 7/1/2018 (Insured; FSA)	1,290,000	1,507,055
Court Facilities, Lease 5.25%, 5/15/2012	3,220,000	3,499,110
Department of Health		
5%, 7/1/2015	3,885,000	4,181,542
5.75%, 7/1/2017 (Insured; MBIA)		
(Prerefunded 7/1/2006)	2,075,000 a	2,173,583
5%, 7/1/2025	3,000,000	3,179,250
Hospital Mortgage		
(Lutheran Medical Center)		
5%, 8/1/2016 (Insured; MBIA)	1,000,000	1,067,290
(Manhattan College) 5.50%, 7/1/2016	2,000,000	2,176,420
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,475,000	1,673,137
(Mount Sinai NYU Health Obligated Group):		
5.50%, Series A, 7/1/2026	2,000,000	2,036,300
5.50%, Series C, 7/1/2026	500,000 b	509,075
(New York Methodist Hospital) 5.25%, 7/1/2033	2,000,000	2,118,200
(Rochester University) 5%, 7/1/2034	4,000,000	4,164,880
Secured Hospital:		
(New York Downtown Hospital)		
5.30%, 2/15/2020 (Insured; MBIA)	2,500,000	2,654,275
(North General Hospital) 5.75%, 2/15/2016	4,035,000	4,500,599
State Personal Income Tax, Education		
5.375%, 3/15/2022 (Prerefunded 3/15/2013)	1,000,000 a	1,123,890
State University Educational Facilities:		
5.875%, 5/15/2017	2,060,000	2,401,424
Lease 5.50%, 7/1/2026 (Insured; FGIC)		
(Prerefunded 7/1/2011)	1,475,000 a	1,646,970
(Mental Health Facilities Improvement):		
5%, 2/15/2028	845,000	877,414
5%, 2/15/2028 (Prerefunded 2/15/2014)	155,000 a	169,941
(Winthrop-South Nassau University Hospital		
Obligated Group) 5.50%, 7/1/2023	1,825,000	1,932,328
New York State Energy Research and Development Authority,		
Gas Facilities Revenue (Brooklyn Union Gas Co. Project)		
6.368%, 4/1/2020	5,000,000	5,487,400
New York State Housing Finance Agency, Revenue:		
(LooseStrife Fields Apartments and Fairway Manor)		
6.75%, 11/15/2036 (Insured; FHA)	25,000	26,086
Service Contract Obligation:		
6%, 9/15/2016 (Prerefunded 9/15/2008)	1,770,000 a	1,916,857
6%, 9/15/2016 (Prerefunded 9/15/2006)	6,535,000 a	6,895,601
5.50%, 9/15/2018	2,000,000	2,113,360
New York State Local Government Assistance Corp.,		
5%, 4/1/2021 (Insured; FGIC)	3,040,000	3,352,026
New York State Medical Care Facilities Finance Agency,		
Hospital and Nursing Home Insured Mortgage Revenue		
6.125%, 2/15/2015 (Insured; MBIA)	230,000	235,223
New York State Power Authority:		
5%, 11/15/2015 (Insured; MBIA)	6,000,000	6,495,960
5%, 11/15/2020	2,500,000	2,680,375
New York State Thruway Authority:		
General Revenue		
5%, 1/1/2024 (Insured; AMBAC)	3,000,000	3,203,130
Highway and Bridge Trust Fund		
5.50%, 4/1/2016 (Insured; FGIC)	1,225,000	1,358,390
Service Contract Revenue, Local Highway and Bridge:		
6%, 4/1/2012	1,230,000	1,312,988
6%, 4/1/2012 (Prerefunded 4/1/2007)	1,965,000 a	2,104,613
5.75%, 4/1/2019 (Prerefunded 4/1/2009)	2,000,000 a	2,206,620
5.25%, 4/1/2020 (Prerefunded 4/1/2011)	3,295,000 a	3,625,653
New York State Urban Development Corp.,		
Correctional Facilities Revenue:		
5.50%, 1/1/2014	3,000,000	3,299,850
5.50%, 1/1/2014 (Insured; FSA)	3,000,000	3,391,080
Correctional and Youth Facilities, Service		
Contract Revenue:		
5.25%, 1/1/2010	2,000,000	2,149,400
5%, 1/1/2019	2,000,000	2,098,880
State Personal Income Tax, Facilities and		
Equipment 5.50%, 3/15/2020 (Insured; FGIC)		
(Prerefunded 3/15/2013)	3,000,000 a	3,396,570
Newburgh Industrial Development Agency, IDR (Bourne and		
Kenney Redevelopment Co.):		
5.65%, 8/1/2020 (Guaranteed; SONYMA)	25,000	26,332
5.75%, 2/1/2032 (Guaranteed; SONYMA)	1,535,000	1,647,899
Niagara County Industrial Development Agency, SWDR:		
5.625%, 11/15/2014	2,000,000	2,179,580
5.55%, 11/15/2024	1,500,000	1,614,675
North Country Development Authority, Solid Waste		
Management System Revenue		
6%, 5/15/2015 (Insured; FSA)	2,260,000	2,599,633

Onondaga County Industrial Development Agency, Sewer Facilities Revenue (Bristol Meyers Squibb Co. Project) 5.75%, 3/1/2024	4,000,000		4,546,120
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project) 5.625%, 1/1/2018	1,000,000		934,220
Port Authority of New York and New Jersey Special Obligation Revenue (Special Project-JFK International Air Terminal) 6.25%, 12/1/2013 (Insured; MBIA)	5,000,000		5,703,150
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) 7.55%, 6/1/2007	4,000,000		4,290,640
Sales Tax Asset Receivable Corp. 5%, 10/15/2029 (Insured; AMBAC)	4,000,000		4,259,400
Tobacco Settlement Financing Corp. of New York, Revenue:			
5.50%, 6/1/2018	1,000,000		1,113,260
5.50%, 6/1/2021	3,000,000		3,299,010
Triborough Bridge and Tunnel Authority:			
5%, 11/15/2032 (Insured; MBIA)	3,000,000		3,132,960
General Purpose Revenue 5.50%, 1/1/2030 (Prerefunded 1/1/2022)	2,000,000	a	2,340,840
Ulster County Industrial Development Agency, Civic Facility (Benedictine Hospital Project) 6.45%, 6/1/2024	1,950,000		1,809,678
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 5%, 6/1/2026	2,000,000		2,033,300
U.S. Related--7.6%			
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 6%, 7/1/2026 (Prerefunded 7/1/2010)	2,695,000	a	3,036,699
Commonwealth of Puerto Rico, Public Improvement 5.50%, 7/1/2015 (Insured; FSA)	7,625,000		8,793,608
Puerto Rico Electric Power Authority, Power Revenue 5.625%, 7/1/2019 (Insured; FSA) (Prerefunded 7/1/2010	3,000,000	a	3,363,930
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2019 (Insured; MBIA)	2,420,000		2,697,937
Puerto Rico Infrastructure Financing Authority; Special Tax Revenue Zero Coupon, 7/1/2030 (Insured; FGIC)	5,000,000		1,597,150
Puerto Rico Public Buildings Authority, Government Facilities Revenue 5%, 7/1/2012 (Insured; AMBAC)	2,000,000		2,172,080
Total Long-Term Municipal Investments (cost $267,347,786)			**280,807,139**
Short-Term Municipal Investments--.8%			
New York;			
New York City Municipal Water Finance Authority, Water and Sewer System Revenue, VRDN 2.26% (Insured; FGIC)	1,000,000	c	1,000,000
New York City Transitional Finance Authority, Revenue, VRDN (New York City Recovery) 2.31%	1,000,000	c	1,000,000
Total Short-Term Municipal Investments (cost $ 2,000,000)			**2,000,000**
Total Investments (cost $269,347,786)	**99.4%**		**282,807,139**
Cash and Receivables (Net)	**0.6%**		**1,781,224**
Net Assets	**100.0%**		**284,588,363**

Notes to Statements of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Securities payable on demand. Variable interest rate--subject to periodic change

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.